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September 23, 2014

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212-735-3259

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MICHAEL.ZEIDEL@SKADDEN.COM

Via EDGAR and E-mail

David Lin

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4561

Re:	Anchor BanCorp Wisconsin Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed September 9, 2014
File No. 333-192964

Dear Mr. Lin:

On behalf of our client, Anchor BanCorp Wisconsin Inc., a Delaware corporation (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated September 17, 2014 (the “Comment Letter”) relating to the above-referenced Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

1.	We note that the Summary Compensation Table covers only the nine months ended December 31, 2013 and the fiscal year ended March 31, 2013. Please advise the staff as to how it was determined that the registrant is not required to provide compensation information for each of the last two completed fiscal years in addition to the “stub period” ended December 31, 2013. See Item 402(n) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 217.05.

David Lin

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

September 23, 2014

The Company respectfully advises the Staff that, on December 18, 2013, the Company changed its fiscal year end from March 31 to December 31, and the Company’s stub period ran from April 1, 2013 to December 31, 2013. Pursuant to Item 3-06 of Regulation S-X, the filing of financial statements covering a period of nine to 12 months shall be deemed to satisfy a requirement for filing financial statements for a period of one year where the issuer has changed its fiscal year. The Company’s stub period, therefore, constitutes a “fiscal year.”

Pursuant to Item 402(n) of Regulation S-K, the Company is required to disclose information “concerning the compensation of the named executive officers for each of the smaller reporting company’s last two completed fiscal years” (emphasis added). Further, while Regulation S-K Compliance & Disclosure Interpretation 217.05 (“CD&I 217.05”) requires that a registrant produce executive compensation information for the stub period and the most recently completed fiscal years, CD&I 217.05 does not address circumstances where, as in this instance, the stub period itself constitutes a fiscal year. Because the stub period is also deemed a fiscal year under the applicable regulations, the Company has provided two fiscal years of compensation information in the Registration Statement (i.e. the fiscal years ended March 31, 2013 and December 31, 2013) and the Company believes it is in compliance with Item 402(n) of Regulation S-K.

The Company also respectfully notes that compensation information prior to the fiscal year ended March 31, 2013 is immaterial in that such information relates to periods prior to the Company’s “pre-packaged” plan of reorganization, which facilitated a significant restructuring of the Company and its operations in September 2013. Finally, the Company respectfully advises the Staff that the Company disclosed compensation information for the fiscal year ended March 31, 2012 in its Proxy Statement on Schedule 14A, filed with Commission on June 8, 2012, which is publicly available for review by interested persons.

2.	As a related matter, please revise to provide the information required by:

•	Item 402(p) as of the end of the Company’s last completed fiscal year; and

•	Item 402(r) for the Company’s last completed fiscal year.

As noted above, because the stub period is deemed a fiscal year pursuant to Item 3-06 of Regulation S-X, the Company believes that it is in compliance with Items 402(p) and (r) of Regulation S-K.

* * * *

If you have any questions regarding the responses to the questions of the Staff, or require additional information, please contact the undersigned at (212) 735-3259.

Yours very truly,

/s/ Michael J. Zeidel

Michael J. Zeidel, Esq.

cc:	Thomas G. Dolan, Anchor BanCorp Wisconsin Inc.

Mark D. Timmerman, Anchor BanCorp Wisconsin Inc.

William T. James, Anchor BanCorp Wisconsin Inc.

Jennifer D. King, Vedder Price P.C.